As filed with the Securities and Exchange Commission on January 13, 2010
Securities Act File No. 333-155806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
(Check appropriate box or boxes)
☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☑	Post-Effective Amendment No. 3
Main Street Capital Corporation
(Exact name of registrant as specified in charter)
1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(713) 350-6000
(Address and telephone number,
including area code, of principal executive offices)
Vincent D. Foster
Chief Executive Officer
Main Street Capital Corporation
1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(Name and address of agent for service)
COPIES TO:

Jason B. Beauvais	Steven B. Boehm, Esq.
Vice President, General Counsel	Harry S. Pangas, Esq.
and Secretary	Sutherland Asbill & Brennan LLP
Main Street Capital Corporation	1275 Pennsylvania Avenue, N.W.
1300 Post Oak Boulevard, Suite 800	Washington, DC 20004
Houston, TX 77056	(202) 383-0100
(202) 637-3593 — Facsimile
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
          If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE
          This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-155806) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 3 does not change the form of prospectus previously filed with the SEC. As permitted by Rule 462(d), this Post-Effective Amendment No. 3 shall become effective upon filing with the SEC.

PART C
Other Information
Item 25. Financial Statements And Exhibits
(1) Financial Statements
     The following financial statements of Main Street Capital Corporation (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4

Consolidated Statements of Operations for the Years Ended December 31, 2008 and 2007 and Combined Statement of Operations for the Year Ended December 31, 2006	F-5

Consolidated Statements of Changes in Net Assets for the Years Ended December 31, 2008 and 2007 and Combined Statement of Changes in Net Assets for the Year Ended December 31, 2006	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007 and Combined Statement of Cash Flows for the Year Ended December 31, 2006	F-7

Consolidated Schedules of Investments as of December 31, 2008 and 2007	F-8

Notes to Consolidated Financial Statements	F-16
(2) Exhibits

(a)	Articles of Amendment and Restatement of the Registrant (previously filed as Exhibit (a) to Main Street Capital Corporation’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(b)	Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 99.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed on May 2, 2008 (File. No. 1-33723))

(c)	Not Applicable

(d)	Form of Common Stock Certificate (previously filed as Exhibit (d) to Main Street Capital Corporation’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(e)	Dividend Reinvestment Plan (previously filed as Exhibit 4.2 to Main Street Capital Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 21, 2008 (File. No. 1-33723))

(f)(1)	Main Street Mezzanine Fund, LP SBIC debentures guaranteed by the SBA (previously filed as Exhibit (f)(1) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(f)(2)	Main Street Capital II, LP SBIC debentures guaranteed by the SBA (see Exhibit (f)(1) to Pre-Effective Amendment No. 1 to Form N-2 of Main Street Capital Corporation filed with the SEC on June 22, 2007 for a substantially identical copy of the debentures)

(g)(1)	Form of Amended and Restated Advisory Agreement by and between Main Street Capital Partners, LLC and Main Street Mezzanine Fund, LP (previously filed as Exhibit (g)(1) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(g)(2)	Investment Management/Advisory Agreement by and between Main Street Capital Partners, LLC, Main Street Capital II, LP and Main Street Capital II GP, LLC (previously filed as Exhibit (g)(2) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(h)(1)	Underwriting Agreement, dated May 28, 2009, between Main Street Capital Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC**

(h)(2)	Underwriting Agreement, dated January 13, 2010, between Main Street Capital Corporation and Morgan Keegan & Company, Inc.*

(i)(1)	Main Street Capital Corporation 2008 Equity Incentive Plan (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009 (File No. 1-33723))

(i)(2)	Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan (previously filed as Exhibit 4.5 to Main Street Capital Corporation’s Registration Statement on Form S-8 filed on June 20, 2008 (Reg. No. 333-151799))

(j)	Custodian Agreement (previously filed as Exhibit (j) to Main Street Capital Corporation’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)(1)	Form of Confidentiality and Non-Compete Agreement by and between the Registrant and Vincent D. Foster (previously filed as Exhibit (k)(12) to Main Street Capital Corporation’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)(2)	Form of Indemnification Agreement by and between the Registrant and each executive officer and director (previously filed as Exhibit (k)(13) to Main Street Capital Corporation’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)(3)	Credit Agreement dated October 24, 2008 (previously filed as Exhibit 10.1 to Main Street Capital Corporation’s Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)(4)	General Security Agreement dated October 24, 2008 (previously filed as Exhibit 10.2 to Main Street’s Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)(5)	Custodial Agreement dated October 24, 2008 (previously filed as Exhibit 10.3 to Main Street’s Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)(6)	Equity Pledge Agreement dated October 24, 2008 (previously filed as Exhibit 10.4 to Main Street’s Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)(7)	First Amendment to Credit Agreement dated March 26, 2009 (previously filed as Exhibit 10.2 to Main Street Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009 (File No. 1-33723))

(k)(8)	Second Amendment to Credit Agreement, Consent and Limit Waiver dated November 10, 2009**

(k)(9)	Third Amendment to Credit Agreement dated December 17, 2009**

(k)(10)	Loan Agreement between Main Street Capital II, LP and Compass Bank dated April 13, 2006, as amended on April 13, 2007, August 16, 2007, April 12, 2008, April 11, 2009 and June 23, 2009***

(k)(11)	Support Services Agreement effective as of October 2, 2007 by and between Main Street Capital Corporation and Main Street Capital Partners, LLC (previously filed as Exhibit (k)(16) to Main Street Capital Corporation’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on January 30, 2009 (Reg. No. 333-155806))

(l)(1)	Opinion and Consent of Counsel**

(l)(2)	Opinion and Consent of Counsel*

(m)	Not Applicable

(n)(1)	Consent of Grant Thornton LLP regarding Main Street Capital Corporation**

(n)(2)	Report of Grant Thornton LLP regarding the senior security table contained herein**

(n)(3)	Consent of Grant Thornton LLP regarding Main Street Capital II, LP**

(r)	Code of Ethics (previously filed as Exhibit (r) to Main Street Capital Corporation’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(s)	Power of Attorney**

*	Filed herewith.

**	Previously filed as an exhibit to this registration statement.

***	Pursuant to Item 25(f) of Form N-2, this agreement is not filed herewith; however, Main Street Capital Corporation hereby agrees that this agreement will be provided to the SEC upon request.

Item 26. Marketing Arrangements
     The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.
Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$11,790
Nasdaq Global Select Market additional listing fee	45,000	*
FINRA filing fee	30,500
Accounting fees and expenses	80,000	*
Legal fees and expenses	150,000	*
Printing and engraving	105,000	*
Total	$422,290

*	Estimated for filing purposes.
Item 28. Persons Controlled By Or Under Common Control
•	Main Street Mezzanine Fund, LP — a Delaware limited partnership

•	Main Street Mezzanine Management, LLC — a Delaware limited liability company

•	Main Street Capital Partners, LLC — a Delaware limited liability company

•	Main Street Equity Interests, Inc. — a Delaware corporation

•	Main Street Capital II, LP – a Delaware limited partnership

•	Main Street Capital II GP, LLC – a Delaware limited liability company

•	MSCII Equity Interests, LLC – a Delaware limited liability company
          In addition, Main Street Capital Corporation may be deemed to control certain portfolio companies. For a more detailed discussion of these entities, see “Portfolio Companies” in the prospectus.
Item 29. Number Of Holders Of Securities
          The following table sets forth the number of record holders of the Registrant’s capital stock at January 8, 2010.

Number of
Title of Class	Record Holders
Common stock, $0.01 par value	209
Item 30. Indemnification
          Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

          Our articles of incorporation require us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
          Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our bylaws also require that, to the maximum extent permitted by Maryland law, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.
          Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of his or her service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
          In addition, we have entered into Indemnity Agreements with our directors and executive officers. The form of Indemnity Agreement entered into with each director and officer was previously filed with the Commission as Exhibit (k)(13) to our Registration Statement on Form N-2 (Reg. No. 333-142879). The Indemnity Agreements generally provide that we will, to the extent specified in the agreements and to the fullest extent permitted by the 1940 Act and Maryland law as in effect on the day the agreement is executed, indemnify and advance expenses to each indemnitee that is, or is threatened to be made, a party to or a witness in any civil, criminal or administrative proceeding. We will indemnify the indemnitee against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with any such proceeding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit, or (iii) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe his conduct was unlawful. Additionally, for so long as the we are subject to the 1940 Act, no advancement of expenses will be made until (i) the indemnitee provides a security for his undertaking, (ii) we are insured against losses arising by reason of any lawful advances, or (iii) the majority of a quorum of our disinterested directors, or independent counsel in a written opinion, determine based on a review of readily available facts that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The Indemnity Agreements also provide that if the indemnification rights provided for therein are unavailable for any reason, we will pay, in the first instance, the entire amount incurred by the indemnitee in connection with any covered proceeding and waive and relinquish any right of contribution we may have against the indemnitee. The rights provided by the Indemnity Agreements are in addition to any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled under applicable law, our articles of incorporation, our bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment or repeal of the Indemnity Agreements will limit or restrict any right of the indemnitee in respect of any action taken or omitted by the indemnitee prior to such amendment or repeal. The Indemnity Agreements will terminate upon the later of (i) ten years after the date the indemnitee has ceased to serve as our director or officer, or (ii) one year after the final termination of any proceeding for which the indemnitee is granted rights of indemnification or advancement of expenses or which is brought by the indemnitee. The above description of the Indemnity Agreements is subject to, and is qualified in its entirety by reference to, all the provisions of the form of Indemnity Agreement, previously filed with the Commission as Exhibit (k)(13) to our Registration Statement on Form N-2 (Reg. No. 333-142879).
          We have obtained primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.
Item 31. Business And Other Connections Of Investment Manager
          Not Applicable
Item 32. Location Of Accounts And Records
          All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the Registrant’s offices at 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.
Item 33. Management Services
          Not Applicable

Item 34. Undertakings
     1. We hereby undertake to suspend any offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.
     2. We hereby undertake:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.
b.	for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(3)	any other communication that is an offer in the offering made by us to the purchaser.
f.	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 13, 2010.

MAIN STREET CAPITAL CORPORATION
By:	/s/ Vincent D. Foster
Vincent D. Foster
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Vincent D. Foster Vincent D. Foster	Chairman and Chief Executive Officer (principal executive officer)	January 13, 2010

/s/ Todd A. Reppert Todd A. Reppert	President, Chief Financial Officer and Director (principal financial officer)	January 13, 2010

/s/ Michael S. Galvan Michael S. Galvan	Vice President and Chief Accounting Officer (principal accounting officer)	January 13, 2010

/s/ Rodger A. Stout Rodger A. Stout	Senior Vice President-Finance & Administration, Chief Compliance Officer and Treasurer	January 13, 2010

* Michael Appling Jr.	Director	January 13, 2010

* Joseph E. Canon	Director	January 13, 2010

* William D. Gutermuth	Director	January 13, 2010

* Arthur L. French	Director	January 13, 2010

* By:	/s/ Vincent D. Foster Vincent D. Foster
Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

(h)(2)	Underwriting Agreement, dated January 13, 2010, between Main Street Capital Corporation and Morgan Keegan & Company, Inc.

(l)(2)	Opinion and Consent of Counsel